

May 25, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $0.01 par value per share, of First Trust S-Network Streaming & Gaming ETF, a series of First Trust Exchange-Traded Fund VI, under the Exchange Act of 1934.

Sincerely,